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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.          )

Under the Securities Exchange Act of 1934

Chicago Pizza & Brewery, Inc.

Common Stock

CUSIP #167889 10 4

CUSIP: 167889 10 4	Page 2 of 4

(1)		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF BELOW PERSON
Paul A. Motenko

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) / /
(b) / /

(3)		SEC USE ONLY

(4)		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(5) SOLE VOTING POWER
680,357

(6) SHARED VOTING POWER
-0-

(7) SOLE DISPOSITIVE POWER
680,357

(8) SHARED DISPOSITIVE POWER
-0-

(9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
680,357

(10)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / /

(11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.8%

(12)		TYPE OF REPORTING PERSON
IN

CUSIP: 167889 10 4	Page 3 of 4

ITEM 1.

(a)
Chicago Pizza & Brewery, Inc.

(b)
16162 Beach Blvd., Suite 100 Huntington Beach, CA 92647

ITEM 2.

(a)
Paul A. Motenko

(b)
16162 Beach Blvd., Suite 100 Huntington Beach, CA 92647

(c)
USA

(d)
Common Stock

(e)
167889 10 4

ITEM 3.

        Not applicable.

ITEM 4. Ownership

(a)	Amount Beneficially Owned:		680,357
(b)	Percent of Class:		5.8%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	680,357
	(ii)	shared power to vote or to direct the vote:	-0-
	(iii)	sole power to dispose or to direct the disposition of:	680,357
	(iv)	shared power to dispose or to direct the disposition of:	-0-

ITEM 5. Ownership of Five percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:                / /

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

ITEM 7. Identification and Classification of the Subsidiary which acquired the Security being reported on by the parent holding company.

        Not applicable.

CUSIP: 167889 10 4	Page 4 of 4

ITEM 8. Identification and Classification of Members of the Group.

         Not applicable.

ITEM 9. Notice of Dissolution of Group.

         Not applicable.

ITEM 10. Certification.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                      February 7, 2002

                      /s/ PAUL A. MOTENKO
                      Paul A. Motenko

                      Co-Chief Executive Officer, Director

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SIGNATURE